2024 REPORT

OneAir AI


OneAir
TRAVEL APP FOR A NEW GENERATION
Explore the world on your budget with AI-Powered OneAir
GET IT ON Google Play
Download on the App Store
Explore the world
Your Budget
$400
San Francisco (SFO), San Jose (SJC)
Europe, Asia, Italy
San Francisco to Rome, Italy

THANKS

Dear investors,

Dear Investor,

2024 was a foundational year for OneAir. We focused on building and validating the core platform, investing heavily in our AI infrastructure, supply integrations, and product development. Over the course of the year, we established key partnerships with global travel suppliers and laid the groundwork for our proprietary post-booking price optimization engine.

We also began early market validation across both consumers and travel professionals, confirming strong demand for a platform that not only helps users save at the time of booking, but continues to deliver savings after the purchase is made.

While revenue generation was still in its early stages, the primary goal in 2024 was to build a differentiated, defensible product and ensure we had the right foundation in place to scale.

As we move forward, the focus shifts from building to scaling, with marketing and distribution becoming the key drivers of growth.

Thank you for your continued support as we build OneAir.Kind regards,
Rahul Ramadoss
CEO & Co-Founder | OneAir AI

We need your help!

As we move into this next phase, investor support can meaningfully accelerate execution:
- Introductions to investors with experience in marketplaces, SaaS, or AI platforms
- Guidance on scaling marketing and growth efficiently based on real operator experience
- Connections to distribution partners including communities, platforms, and enterprises for white label expansion
- Continued participation in the current round from existing investors
We are focused on partnering with investors who bring both capital and strategic value to help us scale faster and more effectively.

Sincerely,

Rahul Ramadoss
CEO and Co-founder

Kaliprasad Pothuraju
CTO and Co-founder

How did we do this year?



A-

☺ The Good

Launched Hotel 2.0, strengthening value, pricing advantage, and platform differentiation.

Secured MY.music partnership, validating white label B2B distribution model.

Expanded global supply and India launch, improving pricing and market reach.

☹ The Bad

Marketing scale limited growth despite strong early ROI signals

Capital constraints slowed faster expansion and user acquisition

Revenue growth strong but below full potential due to limited distribution spend

2024 At a Glance

January 1 to December 31





$1,489,264 **+393%**
Revenue

-$188,979
Net Loss

$36,512 **[37%]**
Short Term Debt

$0
Raised in 2024

$46,100
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$1,489,264

$301,858

-$118,054

-$188,979

2023   2024

Net Margin: -13% **Gross Margin:** 5% **Return on Assets:** -281% **Earnings per Share:** $0.00

Revenue per Employee: $165,474 **Cash to Assets:** 68% **Revenue to Receivables:** 1,489,264 **Debt Ratio:** 54%



OeAir_GAAP_Financial_Report_2023_2024.pdf

We ❤ Our 54 Investors

Thank You For Believing In Us

Sriram Sundararajan
Anurag Kapoor
Rupesh Velji
Robert D Johnson
Alicia Maraj
Nellian Solaiappan
Karen Starkey
Gautham Shankar
Hatem Rowaihy
Wassifa Bacchus
Rajat Sinha
Nahiem Hood
Sanjeev Sharma
Legardo Reyes
Vidhyananth Ramasamy...
Sheila D Younger
Vishesh Kumar
Dinesh Vavilapalli
Jambu Vangal
Dawood Sindi
Flora Carolina Morales
Edward Kelly Medlock
Moses K Kaloustian
Everett M James Jr
Andrzej Tylenda
Sachin Narode
Daya Pv
Clarita Bernardino
Truglobal Inc.
Matthew Jones
RI R
Scott Theiring
Roderick Herron
Manny Yassini
Graham Westerlund
Iqbal Bacchus
Narendraraju Pothuraju
Jagmohan SAHOTA
Bhuvanesh Mahalingam
Gunasekaran Pathakkam
Glory Tshokama
Farima Yassini
Redemcion Afan Gagante
Mark Swiggum
Shrimayi P.
Felipe Serrano
Praddeep Easwaramurthi
Veysel OZKILIC

Thank You!

From the OneAir AI Team



Rahul Ramadoss in

CEO and Co-founder

As the CEO of OneAir, Rahul is the driving force



Kali Pothuraju in

CTO and Co-founder

Prior to co-founding OneAir, Kali held technical

behind the platform's development and future path. Previous to founding OneAir, Rahul held management roles at Netflix, Namco Bandai Games, Pfizer, Gilead Sciences and Guardant...

Prior to co-founding OneAir, Kali held technical leadership roles and spent over 25 years in diverse industries and successful startups such as Guardant Health, Adaptive Biotech.



Sriram Sundararajan **in**

Advisor | Investor

Ex-PwC, Adjunct Professor at Stanford, Adjunct Faculty of Marketing at Santa Clara University, Entrepreneur, Startup Advisor and...



Peter Lee **in**

Advisor | Investor

Experienced technology and operational executive delivering high-growth, global consumer solutions for Oracle, Netflix, Intuit, and Lensway....



Rupesh Velji **in**

Advisor | Investor

Dynamic and accomplished travel industry veteran with an illustrious 23+ years of expertise in the airlines industry. Possesses an in-depth...

Details

The Board of Directors

Director	Occupation	Joined

Rahul Ramadoss	CEO @ OneAir	2019
Kaliprasad Pothuraju	CTO @ OneAir	2019

Officers

Officer	Title	Joined
Rahul Ramadoss	CEO	2019
Kaliprasad Pothuraju	CTO	2019

Voting Power ⓘ

Holder	Securities Held	Voting Power
Rahul Ramadoss	Membership Interests	50.0%
Kaliprasad Pothuraju	Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2023	$160,000	Safe	Other
10/2023	$15,000	Safe	Section 4(a)(2)
03/2024	$30,000	Safe	Section 4(a)(2)
04/2024	$120,950		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

A decline or disruption in the Travel and hospitality sectors or an economic downturn could adversely affect our business. This includes potential threats from global pandemics, local or global terrorist events, natural calamities that could impact travel and tourism. Additionally if the global economy or parts of it enter a recession and as that recession impacts consumers and spending patterns we may see a slowdown in our business.

The company operates in a competitive marketplace surrounded by better funded and more established companies from travel industry, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

OneAir is not profitable yet. We would like to use this investment to grow and work towards profitability in 2025, but if our growth declines, or market conditions fundamentally change, we could need additional investment or risk going out of business

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We are making an implicit assumption that a large population of travelers are interested in the subscription model and we will work hard to provide solutions using latest technologies and grow our member subscriptions, but we may fail to retain existing subscribers or attract more subscribers.

OneAir is a new company and we continue to add more customers and work hard with a goal of building our brand and highest customer satisfaction. However as we grow, there could be a risk of negative customer feedback or negative publicity which could have a negative impact on our business, results of operations and financial condition.

There is a potential for security breaches of data stored. If the privacy of our users is compromised, that would have a material impact on our business and revenue.

Our platform depends on the our cloud infrastructure vendor Amazon (NASDAQ: AMZN). Any disruption in their service will materially impact our ability to service our customers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⑦ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created   ⑦
for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TWNH LLC

Delaware Limited Liability Company
Organized August 2019
9 employees
651 N Broad St Ste 206
Middletown DE 19709 https://www.oneair.ai/

Business Description

Refer to the OneAir AI profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

OneAir AI is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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